SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

I. Activities and Remuneration of Outside Directors, etc.

1.	Attendance and Voting Record of Outside Directors, etc.

	Date	Agenda	Remark	Name of Outside Directors
				Sung Sik Hwang (Attendance rate: 100%)	Kun Tai Han (Attendance rate: 100%)	Byoungho Lee(Attendance rate: 100%)	Chang Yang Lee (Attendance rate: 100%)
1	2020.01.30	Report on Q4 2020 earnings results	Reported	—	—	—	—
		Report on status of operation of internal accounting management system	Reported	—	—	—	—
		Approval of FY2018 Financial Statements	Approved	For	For	For	For
		Approval of FY2018 Annual Business Report	Approved	For	For	For	For
		Approval of HR personnel policy revision for executive officers	Approved	For	For	For	For
		Approval of Compliance Officer nomination	Approved	For	For	For	For
2	2020.02.26	Report on status of operation of internal accounting management system	Reported	—	—	—	—
		Report on operation of compliance system	Reported	—	—	—	—
		Approval of convocation of FY2019 Annual General Meeting of Shareholders	Approved	For	For	For	For
		Approval of submission of FY2019 AGM agenda items	Approved	For	For	For	For
3	2020.03.20	Approval of Representative Director nomination	Approved	For	For	For	For
		Approval of member of Outside Director Nomination Committee	Approved	For	For	For	For
		Approval of remuneration for directors	Approved	For	For	For	For
		Approval of advisory appointment	Approved	For	For	For	For
4	2020.04.22	Report on Q1 2020 earnings results	Reported	—	—	—	—
5	2020.07.22	Report on resolutions of Management Committee	Reported	—	—	—	—
		Report on Q2 2020 earnings results	Reported	—	—	—	—
		Approval of goods and services transactions with affiliates	Approved	For	For	For	For
6	2020.10.20	Report on Q3 2020 earnings results	Reported	—	—	—	—
7	2020.11.25	Report on compensation of retired executive officers	Reported	—	—	—	—
		Report on disciplinary action on executive officers	Reported	—	—	—	—
		Approval of FY2021 Business Plan	Approved	For	For	For	For
		Approval of limit on bond issuances for FY2021	Approved	For	For	For	For
		Approval of transactions with other specially related persons	Approved	For	For	For	For
		Approval of transactions with major shareholders	Approved	For	For	For	For
		Approval of goods and services transactions with affiliates	Approved	For	For	For	For
		Approval of property lease agreement	Approved	For	For	For	For
		Approval of executive officer appointments	Approved	For	For	For	For

2.	Activities of Outside Directors, etc. in Committees of the Board of Directors

	Date	Agenda	Remark
1	2020.01.30	Approval of non-audit services by external auditor	Approved
		Report on status of external audit	Reported
		Report on status of operation of internal accounting management system	Reported
		Report on Q4 2019 Financial Statements	Reported
		Report on FY2019 Financial Statements	Reported
		Report on review of Q4 2019 Financial Statements	Reported
		Report on internal audit	Reported
		Report on Audit Committee self-evaluation	Reported
		Report on FY2019 Annual Business Report	Reported
2	2020.02.26	Report on status of operation of internal accounting management system	Reported
		Report on evaluation of operation of internal monitoring system	Reported
		Report on FY2019 Audit Report	Reported
		Report on review of AGM agenda and documents	Reported
		Report on review of FY2019 Financial Statements	Reported
3	2020.04.22	Report on status of external audit	Reported
		Report on Q1 2020 Financial Statements	Reported
		Report on review of Q1 2020 Financial Statements	Reported
		Report on internal audit	Reported
4	2020.07.22	Report on status of external audit	Reported
		Report on Q2 2020 Financial Statements	Reported
		Report on review of Q2 2020 Financial Statements	Reported
		Report on internal audit	Reported
5	2020.10.20	Report on status of external audit	Reported
		Report on Q3 2020 Financial Statements	Reported
		Report on review of Q3 2020 Financial Statements	Reported
		Report on internal audit	Reported
		Report in evaluation of internal accounting management system design	Reported

3.	Remuneration of Outside Directors & Non-Standing Directors

					(KRW Million)
	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Outside Director	4		312	78	—
Non-standing Director	1	4,500	—	—	—
*	Remuneration limit for the total 7 directors, including 2 standing directors & 1 non-standing director.

II. Accumulated Transaction Amount of LG Display Co., Ltd with each of its Major Shareholders or their Affiliates, which was equivalent to 5% or more of 2019 Total Assets or Revenue in Separate Financial Statement.

(KRW Million)
Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Assets Ratio*(%)	Revenue Ratio*(%)
Sales/Purchase	LG Display America Inc. (Subsidiary)	Jan. 1, 2020 ~ Dec. 31, 2020	11,375,998	42%	53%
Sales/Purchase	LG Display Japan Co., Ltd. (Subsidiary)	Jan. 1, 2020 ~ Dec. 31, 2020	1,905,931	7%	9%
Sales/Purchase	LG Display Germany GmbH (Subsidiary)	Jan. 1, 2020 ~ Dec. 31, 2020	1,433,582	5%	7%
Sales/Purchase	LG Display Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2020 ~ Dec. 31, 2020	1,424,538	5%	7%
Sales/Purchase	LG Display Nanjing Co., Ltd. (Subsidiary)	Jan. 1, 2020 ~ Dec. 31, 2020	1,487,474	5%	7%
Sales/Purchase	LG Display Guangzhou Co., Ltd. (Subsidiary)	Jan. 1, 2020 ~ Dec. 31, 2020	1,913,937	7%	9%
Sales/Purchase	LG Display (China) Co., Ltd. (Subsidiary)	Jan. 1, 2020 ~ Dec. 31, 2020	1,580,253	6%	7%
Sales/Purchase	LG Display Singapore Pte., Ltd. (Subsidiary)	Jan. 1, 2020 ~ Dec. 31, 2020	1,160,582	4%	5%
Sales/Purchase	LG Display Guangzhou Trading Co., Ltd. (Subsidiary)	Jan. 1, 2020 ~ Dec. 31, 2020	1,361,805	5%	6%
Sales/Purchase	LG Display Vietnam Haiphong Co., Ltd. (Subsidiary)	Jan. 1, 2020 ~ Dec. 31, 2020	1,853,154	7%	9%
Sales/Purchase	LG Display High-Tech (China) Co., Ltd. (Subsidiary)	Jan. 1, 2020 ~ Dec. 31, 2020	1,341,236	5%	6%

*	Ratio in comparison with total assets or revenue, as applicable, in FY 2019

II-I. Individual Transactions of LG Display Co., Ltd with each of its Major Shareholders or their Affiliates, which was equivalent to 1% or more of 2019 Total Assets.

(KRW 100Million)
Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*(%)
—	—	—	—	—

III. Reference Relating to AGM

1.	Matters Relating to the Annual General Meeting

A.	Date and Time: 9:30 A.M., March 23, 2021 (Tuesday)

B.	Venue : Learning Center, 245, LG-ro, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

2.	Agenda for Meeting

A. For	Reporting

(1) Audit	Committee’s Audit Report

(2) Fiscal	Year 2020 Business Report

(3) Report	on operation and evaluation of internal accounting management system

B.	For Approval

(1)	Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2020

(2)	Amendment to Articles of Incorporation

(3)	Appointment of Director (Byoungho Lee)

(4)	Appointment of Audit Committee Member (Doocheol Moon)

(5)	Remuneration Limit for Directors in 2021 (KRW 4.5 billion)

3.	Details of Agenda for Approval

A. Agenda 1: Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2020

(1)	Business Performance in FY 2020

A. Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2020, in Korea we operated TFT-LCD and OLED production facilities and a research center in Paju and TFT-LCD and OLED production facilities in Gumi. We have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2020, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2020 Financial highlights by business (based on K-IFRS)

(Unit: In billions of Won)

2020	Display Business
Sales	24,230
Gross Profit	2,643
Operating Profit (Loss)	(29)

B. Major products

We manufacture TFT-LCD and OLED panels, majorly used for televisions, IT and Mobile products.

(Unit: In billions of Won, except percentages    )

Business area	Sales Type	Items	Usage	Major trademark	Sales in 2020 (%)
Display	Product/ Service/ Other Sales	Televisions	Panels for televisions	LG Display	6,706 (28%)
		IT	Panels for notebook computers, monitors and tablets	LG Display	10,121 (42%)
		Mobile etc.	Panels for smartphones, etc.	LG Display	7,403 (31%)
Total			—	—	24,230 (100%)

(1)	Based on ship-to-party.

(2)	Any discrepancies between the total and the sums of the amounts listed are due to rounding

C.	Consolidated Financial Statements

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(In millions of won)	Note	December 31, 2020		December 31, 2019
Assets
Cash and cash equivalents	4, 26	~~W~~	4,218,099	3,336,003
Deposits in banks	4, 26		78,652	78,757
Trade accounts and notes receivable, net	5, 14, 26, 29		3,517,512	3,154,080
Other accounts receivable, net	5, 26		144,480	474,048
Other current financial assets	6, 26, 27		52,403	70,945
Inventories	7		2,170,656	2,051,155
Prepaid income tax			114,202	114,143
Other current assets			803,466	969,184

Total current assets			11,099,470	10,248,315
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		114,551	109,611
Other non-current accounts receivable, net	5, 26		—	9,072
Other non-current financial assets	6, 26, 27		68,231	111,510
Property, plant and equipment, net	9, 17, 27		20,147,051	22,087,645
Intangible assets, net	10, 17		1,020,088	873,448
Deferred tax assets	24		2,273,677	1,727,122
Defined benefits assets, net	12		224,997	127,252
Other non-current assets	5		123,447	280,577

Total non-current assets			23,972,053	25,326,248

Total assets		~~W~~	35,071,523	35,574,563

Liabilities
Trade accounts and notes payable	26, 29	~~W~~	3,779,290	2,618,261
Current financial liabilities	11, 26, 27		3,195,024	1,977,084
Other accounts payable	26		2,781,941	4,397,121
Accrued expenses			651,880	675,270
Income tax payable			25,004	120,034
Provisions	13		197,468	189,525
Advances received	14		333,821	925,662
Other current liabilities			42,520	82,019

Total current liabilities			11,006,948	10,984,976
Non-current financial liabilities	11, 26, 27		11,124,846	11,612,910
Non-current provisions	13		89,633	67,118
Defined benefit liabilities, net	12		1,498	1,338
Long-term advances received	14		—	320,582
Deferred tax liabilities	24		9,530	11,210
Other non-current liabilities			102,129	88,148

Total non-current liabilities			11,327,636	12,101,306

Total liabilities			22,334,584	23,086,282

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			7,524,297	7,503,312
Reserves	15		(163,446)	(203,021)

Total equity attributable to owners of the Controlling Company			11,401,043	11,340,483

Non-controlling interests			1,335,896	1,147,798

Total equity			12,736,939	12,488,281

Total liabilities and equity		~~W~~	35,071,523	35,574,563

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2020 and 2019

(In millions of won, except earnings per share)	Note	2020		2019
Revenue	16, 17, 29	~~W~~	24,230,124	23,475,567
Cost of sales	7, 18, 29		(21,587,554)	(21,607,240)

Gross profit			2,642,570	1,868,327
Selling expenses	19		(817,611)	(1,057,753)
Administrative expenses	19		(755,340)	(947,978)
Research and development expenses			(1,098,736)	(1,221,978)

Operating loss			(29,117)	(1,359,382)

Finance income	22		438,786	276,732
Finance costs	22		(802,678)	(443,247)
Other non-operating income	21		1,784,646	1,267,251
Other non-operating expenses	21		(1,999,280)	(3,097,743)
Equity in income of equity accounted investees, net	8		12,545	12,147

Loss before income tax			(595,098)	(3,344,242)
Income tax benefit	23		(524,462)	(472,164)

Loss for the year			(70,636)	(2,872,078)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		148,436	128,640
Other comprehensive income from associates			39	238
Related income tax	12, 23		(38,032)	(35,235)

			110,443	93,643
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	22, 23		48,181	106,690
Other comprehensive income (loss) from associates	8, 23		(210)	3,925

			47,971	110,615

Other comprehensive income for the period, net of income tax			158,414	204,258

Total comprehensive income (loss) for the period		~~W~~	87,778	(2,667,820)

Profit (loss) attributable to:
Owners of the Controlling Company			(89,342)	(2,829,705)
Non-controlling interests			18,706	(42,373)

Loss for the year		~~W~~	(70,636)	(2,872,078)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			59,730	(2,636,948)
Non-controlling interests			28,048	(30,872)

Total comprehensive income (loss) for the year		~~W~~	87,778	(2,667,820)

Loss per share (in won)
Basic and diluted loss per share	25	~~W~~	(250)	(7,908)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non- controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

Total comprehensive income (loss) for the year
Loss for the year		—	—	(2,829,705)	—	(2,829,705)	(42,373)	(2,872,078)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	93,405	—	93,405	—	93,405
Foreign currency translation differences		—	—	—	95,189	95,189	11,501	106,690
Other comprehensive income from associates		—	—	238	3,925	4,163	—	4,163

Total other comprehensive income (loss)		—	—	93,643	99,114	192,757	11,501	204,258

Total comprehensive income (loss) for the year	~~W~~	—	—	(2,736,062)	99,114	(2,636,948)	(30,872)	(2,667,820)

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(6,541)	(6,541)
Capital contribution from non-controlling interests		—	—	(591)	(1,167)	(1,758)	278,154	276,396

Balances at December 31, 2019	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	(89,342)	—	(89,342)	18,706	(70,636)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	110,404	—	110,404	—	110,404
Foreign currency translation differences		—	—	—	38,839	38,839	9,342	48,181
Other comprehensive income from associates		—	—	39	(210)	(171)	—	(171)

Total other comprehensive income		—	—	110,443	38,629	149,072	9,342	158,414

Total comprehensive income for the year	~~W~~	—	—	21,101	38,629	59,730	28,048	87,778

Transaction with owners, recognized directly in equity
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(12,086)	(12,086)
Capital contribution from non-controlling interests		—	—	(116)	946	830	172,136	172,966

Balances at December 31, 2020	~~W~~	1,789,079	2,251,113	7,524,297	(163,446)	11,401,043	1,335,896	12,736,939

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from operating activities:
Loss for the year		~~W~~	(70,636)	(2,872,078)
Adjustments for:
Income tax expense (benefit)	23		(524,462)	(472,164)
Depreciation and amortization	9,10,18		4,134,843	3,695,051
Gain on foreign currency translation			(296,870)	(103,460)
Loss on foreign currency translation			217,287	171,966
Expenses related to defined benefit plans	12, 20		160,669	162,997
Gain on disposal of property, plant and equipment			(37,835)	(35,788)
Loss on disposal of property, plant and equipment			69,426	40,897
Impairment loss on property, plant and equipment			29,362	1,550,430
Gain on disposal of intangible assets			(111)	(552)
Loss on disposal of intangible assets			368	139
Impairment loss on intangible assets			79,593	249,450
Reversal of impairment loss on intangible assets			(1,110)	(960)
Impairment loss on other assets			—	3,602
Gain on disposal of non-current assets held for sale			—	(8,353)
Expense on increase of provisions			308,334	419,720
Finance income			(331,723)	(186,707)
Finance costs			612,164	338,419
Equity in income of equity method accounted investees, net	8		(12,545)	(12,147)
Other income			(11,485)	(20,416)
Other expenses			72,654	4,451

			4,468,559	5,796,575
Changes in:
Trade accounts and notes receivable			(935,888)	(1,007,373)
Other accounts receivable			63,192	(49,443)
Inventories			(128,495)	632,359
Lease receivables			6,428	6,617
Other current assets			175,486	(288,770)
Other non-current assets			(58,641)	(38,608)
Trade accounts and notes payable			1,387,084	(394,564)
Other accounts payable			(1,152,786)	2,035,750
Accrued expenses			(9,704)	11,787
Provisions			(277,876)	(294,096)
Short-term advances received			(408,900)	(242,365)
Other current liabilities			(40,200)	27,690
Defined benefit liabilities, net			(109,801)	(65,681)
Long-term advances received			—	63,672
Other non-current liabilities			12,973	7,045

		(1,477,128)		404,020
Cash generated from operating activities			2,920,795	3,328,517
Income taxes paid			(156,997)	(252,812)
Interests received			75,424	47,276
Interests paid			(552,274)	(416,436)

Net cash provided by operating activities		~~W~~	2,286,948	2,706,545

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019

Cash flows from investing activities:
Dividends received		~~W~~	8,239	7,502
Increase in deposits in banks			(78,452)	(114,557)
Proceeds from withdrawal of deposits in banks			78,557	114,200
Acquisition of financial assets at fair value through profit or loss			(3,227)	(708)
Proceeds from disposal of financial assets at fair value through profit or loss			99	452
Acquisition of financial assets at fair value through other comprehensive income			—	(21)
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	107
Proceeds from disposal of investments in equity accounted investees			2,400	16,738
Acquisition of property, plant and equipment			(2,603,545)	(6,926,985)
Proceeds from disposal of property, plant and equipment			446,193	335,446
Acquisition of intangible assets			(353,313)	(540,996)
Proceeds from disposal of intangible assets			16,996	2,468
Government grants received			118,341	248,124
Proceeds from disposal of non-current assets held for sale			—	81,351
Receipt from settlement of derivatives			24,468	21,752
Increase in short-term loans			—	(8,725)
Proceeds from collection of short-term loans			13,720	19,881
Increase in long-term loans			—	(6,465)
Increase in deposits			(2,084)	(30,680)
Decrease in deposits			1,286	5,307
Proceeds from disposal of other assets			11,000	20,416

Net cash used in investing activities			(2,319,316)	(6,755,393)

Cash flows from financing activities:	28
Proceeds from short-term borrowings			2,238,806	1,841,008
Repayments of short-term borrowings			(2,506,420)	(1,154,911)
Proceeds from issuance of bonds			49,949	1,323,251
Proceeds from long-term borrowings			2,329,013	4,341,087
Repayments of current portion of long-term borrowings and bonds			(1,278,199)	(1,567,818)
Repayment of lease liabilities			(62,200)	(64,570)
Capital contribution from non-controlling interests			172,966	276,396
Subsidiaries’ dividends distributed to non-controlling interests			(12,086)	(6,541)

Net cash provided by financing activities			931,829	4,987,902

Net increase in cash and cash equivalents			899,461	939,054
Cash and cash equivalents at January 1			3,336,003	2,365,022
Effect of exchange rate fluctuations on cash held			(17,365)	31,927

Cash and cash equivalents at December 31		~~W~~	4,218,099	3,336,003

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

(a) Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2020, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2020, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2020, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2020, there are 23,525,460 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2020

(In millions)

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD 411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell display products	EUR 1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY 95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY 4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell display products	USD 1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY 1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD 600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*1)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD 12
LG Display High-Tech (China) Co., Ltd.(*2)	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY 15,600

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2020, Continued

(*1)

For the year ended December 31, 2020, the Controlling Company contributed ~~W~~7,242 million in cash for the capital increase by LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

(*2)

For the year ended December 31, 2020, non-controlling shareholders contributed ~~W~~172,966 million in cash for the stocks issued by LG Display High-Tech (China) Co., Ltd. (“LGDCO”). The Group’s ownership percentage in LGDCO decreased from 75% to 70% as a result.

Meanwhile, the liquidation process of LG Display Poland Sp. z o.o., a subsidiary of the Controlling Company, was completed during the year ended December 31, 2020 and the Group reclassified the comprehensive loss amounting to ~~W~~72,654 million from foreign currency translation differences to profit or loss.

In addition to the above subsidiaries, the Group has invested ~~W~~11,300 million in MMT (Money Market Trust), which is controlled by the Group.

1.	Reporting Entity, Continued

(c)	Summary of financial information of subsidiaries as of and for the years ended December 31, 2020 and 2019 is as follows:

(In millions of won)	December 31, 2020			2020
Subsidiaries	Total assets	Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~1,375,795	1,351,562	24,233	11,383,528	8,063
LG Display Germany GmbH	309,702	295,599	14,103	1,440,763	1,890
LG Display Japan Co., Ltd.	365,295	359,114	6,181	1,923,132	1,105
LG Display Taiwan Co., Ltd.	319,284	301,210	18,074	1,453,734	2,363
LG Display Nanjing Co., Ltd.	1,476,667	710,717	765,950	1,487,428	99,311
LG Display Shanghai Co., Ltd.	373,503	348,609	24,894	814,964	7,237
LG Display Poland Sp. z o.o.	—	—	—	—	17,216
LG Display Guangzhou Co., Ltd.	4,081,473	3,025,937	1,055,536	2,506,152	107,163
LG Display Shenzhen Co., Ltd.	50,255	34,421	15,834	580,638	4,924
LG Display Singapore Pte. Ltd.	499,158	492,045	7,113	1,176,876	2,105
L&T Display Technology (Fujian) Limited	323,801	242,939	80,862	1,168,972	10,796
LG Display Yantai Co., Ltd.	791,520	345,930	445,590	966,393	56,735
Nanumnuri Co., Ltd.	5,659	3,323	2,336	21,062	631
LG Display (China) Co., Ltd.	2,424,290	737,462	1,686,828	1,907,421	(12,279)
Unified Innovative Technology, LLC	2,740	14	2,726	—	(1,094)
LG Display Guangzhou Trading Co., Ltd.	931,858	924,180	7,678	1,372,006	1,050
Global OLED Technology, LLC	66,691	14,369	52,322	8,899	(4,934)
LG Display Vietnam Haiphong Co., Ltd.	3,319,103	2,708,904	610,199	1,829,840	164,533
Suzhou Lehui Display Co., Ltd.	281,293	152,665	128,628	531,464	2,494
LG DISPLAY FUND I LLC	3,127	11	3,116	—	(4,353)
LG Display High-Tech (China) Co., Ltd.	7,011,443	4,346,187	2,665,256	1,249,487	57,000

	~~W~~ 24,012,657	16,395,198	7,617,459	31,822,759	521,956

1.	Reporting Entity, Continued

(In millions of won)		December 31, 2019			2019
Subsidiaries		Total assets	Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	961,070	942,860	18,210	9,669,140	5,366
LG Display Germany GmbH		404,852	392,824	12,028	1,715,627	5,451
LG Display Japan Co., Ltd.		296,106	290,976	5,130	2,268,430	1,641
LG Display Taiwan Co., Ltd.		473,177	457,469	15,708	1,455,596	1,671
LG Display Nanjing Co., Ltd.		1,239,381	575,137	664,244	1,428,020	13,046
LG Display Shanghai Co., Ltd.		297,068	279,362	17,706	1,001,478	7,182
LG Display Poland Sp. z o.o.		160,385	228	160,157	7,904	(3,440)
LG Display Guangzhou Co., Ltd.		2,893,673	1,949,732	943,941	2,582,137	100,726
LG Display Shenzhen Co., Ltd.		134,575	123,641	10,934	445,691	4,163
LG Display Singapore Pte. Ltd.		517,449	511,962	5,487	1,140,952	2,006
L&T Display Technology (Fujian) Limited		342,450	272,489	69,961	1,153,099	8,008
LG Display Yantai Co., Ltd.		886,198	498,890	387,308	1,273,553	34,044
Nanumnuri Co., Ltd.		5,243	3,537	1,706	22,529	292
LG Display (China) Co., Ltd.		2,026,541	329,133	1,697,408	1,978,487	(164,764)
Unified Innovative Technology, LLC		3,976	—	3,976	—	(1,104)
LG Display Guangzhou Trading Co., Ltd.		377,295	370,665	6,630	1,250,110	4,396
Global OLED Technology, LLC		81,481	21,004	60,477	8,380	(5,220)
LG Display Vietnam Haiphong Co., Ltd.		3,367,337	2,878,707	488,630	1,261,053	(253,694)
Suzhou Lehui Display Co., Ltd.		219,974	94,615	125,359	350,870	6,682
LG DISPLAY FUND I LLC		589	39	550	—	(3,532)
LG Display High-Tech (China) Co., Ltd.		6,606,874	4,188,766	2,418,108	40,766	12,503

	~~W~~	21,295,694	14,182,036	7,113,658	29,053,822	(224,577)

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 26, 2021, which will be submitted for approval to the shareholders’ meeting to be held on March 23, 2021.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates.

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d) Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Financial instruments (Note 3(e))
•	Intangible assets (Note 3(j), 10)

2.	Basis of Presenting Financial Statements, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (Note 3(l), 13)
•	Inventories (Note 3(d), 7)
•	Property, plant and equipment (Note 9)
•	Intangible assets (Note 10)
•	Employee benefits (Note 12)
•	Deferred tax assets and liabilities (Note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its consolidated financial statements are as follows and the accounting policies applied in these consolidated financial statements are the same as those applied in the Group’s consolidated financial statements as of and for the year ended December 31, 2019.

(a)	Consolidation

(i)	Business Combinations

The Group accounts for business combinations using the acquisition method except for a combination of entities or businesses under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. If the aggregate sum of consideration transferred and non-controlling interest exceeds the fair value of identifiable net asset, the Group recognizes goodwill; if not, then the Group recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity instruments in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(ii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(v) Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(vi)	Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transaction and Translation, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii)	Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Group’s management;
•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and
•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers.

•	contingent events that would change the amount or timing of cash flows:
•	terms that may adjust the contractual coupon rate, including variable-rate features;
•	prepayment and extension features; and
•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2020, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Share Capital

The Group issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(f)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Land is not depreciated and Depreciation of other items of property, plant and equipment are recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

3.	Summary of Significant Accounting Policies, Continued

(f)	Property, Plant and Equipment, Continued

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(g)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(h)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)	Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10 (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4 (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Software license and patent royalty are amortized over the useful lives considering the contract period.

(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the consolidated statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j)	Impairment

(i)	Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(k)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

3.	Summary of Significant Accounting Policies, Continued

(k)	Leases, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Group recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

3.	Summary of Significant Accounting Policies, Continued

(l)	Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(m)	Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (employee benefits asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (employee benefits asset), taking into account any changes in the net defined benefit liability (employee benefits asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (defined benefit assets) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

3.	Summary of Significant Accounting Policies, Continued

(n)	Employee Benefits, Continued

(v)	Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(o)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (① Identifying the contractg ② Identifying performance obligations g ③ Determining transaction priceg ④ Allocating the transaction price to performance obligations g ⑤ Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(p)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 17 to these consolidated financial statements.

3.	Summary of Significant Accounting Policies, Continued

(q)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(r)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.	Summary of Significant Accounting Policies, Continued

(r)	Income Tax, Continued

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(s)	Earnings (Loss) Per Share

The Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(t)	New Standards and Amendments Not Yet Adopted

A number of new standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these separate financial statements.

(i)

Interest Rate Benchmark Reform – Phase 2 (Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instruments: Recognition and Measurement, K-IFRS No. 1107, Financial Instruments: Disclosures, K-IFRS No. 1104, Insurance Contracts and K-IFRS No. 1116, Leases)

The amendments Following accounting is clarified according to market-wide reform of an interest rate:

•	Application of practical expedient to account for a change in the basis

•	Temporary exceptions from applying specific hedge accounting requirements

•	additional disclosures related to interest rate benchmark reform

(ii)	COVID-19-Related Rent Concessions (Amendment to K-IFRS No. 1116, Leases)

A lessee may elect not to assess whether a rent concession that meets the conditions if all of the following conditions are met:

•

any reduction in lease payments affects only payments originally due on or before 30 June 2021 (for example, a rent concession would meet this condition if it results in reduced lease payments on or before 30 June 2021 and increased lease payments that extend beyond 30 June 2021);

•	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; and

•	there is no substantive change to other terms and conditions of the lease

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

(iii)	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to K-IFRS No. 1016, Property, Plant and Equipment);

This amendments require an entity to recognize the proceeds from selling items produced in the manner intended by management (such as samples produced when testing whether the asset is functioning properly), and the cost of those items are included in profit or loss and prohibit an entity from deducting from the cost of an items of property, plant and equipment the proceeds from selling items produced before that asset is available for use (proceeds before intended use)

(iv)	Reference to Conceptual Framework (Amendments to K-IFRS No. 1103, Business Combinations);

This amendments replace the reference to the definitions of an asset and a liability in the Conceptual Framework issued in 2007 to 2018 and added an exception to the recognition principle in K-IFRS No. 1103, Business Combinations, that liabilities and contingent liabilities that would be within the scope of K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets, and K-IFRS No. 2121, Levies, apply the recognition criteria specified in that standard.

(v)	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001, Presentation of Financial Statements)

This amendments clarify that an entity has a right to defer settlement of the liability at the end of the reporting period if it complies with the conditions at that date and classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least 12 months after the reporting period.

(vi)	K-IFRS No. 1117, Insurance Contracts and amendments to K-IFRS No. 1117, Insurance Contracts

At initial recognition of insurance contact, an entity shall measure a group of insurance contract at the total of the fulfilment cash flows and the contractual service margin, unearned profit the entity will recognize as it provides insurance contract services. Insurance contract liability is adjusted reflecting the time value of money at the end of reporting period.

(vii)	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets)

This amendments specify the scope of “the unavoidable costs of meeting the obligations under the contract” is “the costs that relate directly to the contracts” (the incremental costs of fulfilling the contract and an allocation of other costs that relate directly to fulfilling contracts).

The Group is currently assessing the impacts of adoption of above new and amended standards on the Group’s financial position and business performance and management believes that the adoption of the new or amended standards are expected to have no significant impact on the consolidated statement of financial position of the Company, except for K-IFRS No. 1016, Property, Plant and Equipment.

•	Please refer to the detailed footnotes and final financial statements in the audit report, which will be on the electronic disclosure system (<http://dart.dss.or.kr>) on the first week of March

D.	Separate Financial Statements

LG DISPLAY CO., LTD.
Separate Statements of Financial Position
As of December 31, 2020 and 2019

(In millions of won)	Note	December 31, 2020		December 31, 2019
Assets
Cash and cash equivalents	4, 26	~~W~~	1,220,098	1,105,245
Deposits in banks	4, 26		76,852	77,257
Trade accounts and notes receivable, net	5, 14, 26, 29		3,797,248	3,565,860
Other accounts receivable, net	5, 26		141,332	439,940
Other current financial assets	6, 26		43,151	55,665
Inventories	7		1,418,122	1,526,299
Prepaid income tax			110,388	111,129
Other current assets			140,863	199,833

Total current assets			6,948,054	7,081,228
Deposits in banks	4, 26		11	11
Investments	8		4,784,828	4,958,308
Other non-current accounts receivable, net	5, 26		5,797	19,899
Other non-current financial assets	6, 26		29,133	74,203
Property, plant and equipment, net	9,27		11,736,673	12,764,175
Intangible assets, net	10		887,431	708,047
Deferred tax assets	24		1,971,787	1,367,714
Defined benefits assets, net	12		224,997	127,252
Other non-current assets			116,491	281,843

Total non-current assets			19,757,148	20,301,452

Total assets		~~W~~	26,705,202	27,382,680

Liabilities
Trade accounts and notes payable	26, 29	~~W~~	4,591,319	2,682,403
Current financial liabilities	11, 26, 27		2,162,989	1,474,589
Other accounts payable	26		2,373,730	3,329,040
Accrued expenses			499,610	520,395
Provisions	13		196,107	188,238
Advances received	14		312,790	898,447
Other current liabilities			44,115	47,371

Total current liabilities			10,180,660	9,140,483
Non-current financial liabilities	11, 26, 27		6,072,225	7,094,405
Non-current provisions	13		89,633	67,118
Long-term advances received	14		—	328,677
Other non-current liabilities			99,449	85,904

Total non-current liabilities			6,261,307	7,576,104

Total liabilities			16,441,967	16,716,587

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings	16		6,223,043	6,625,901

Total equity			10,263,235	10,666,093

Total liabilities and equity		~~W~~	26,705,202	27,382,680

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.
Separate Statements of Comprehensive Loss
For the years ended December 31, 2020 and 2019

(In millions of won, except earnings per share)	Note	2020		2019
Revenue	17, 29	~~W~~	22,799,273	21,658,329
Cost of sales	7, 18, 29		(21,566,984)	(20,834,648)

Gross profit			1,232,289	823,681
Selling expenses	19		(517,023)	(728,695)
Administrative expenses	19		(447,738)	(674,650)
Research and development expenses			(1,080,507)	(1,204,581)

Operating loss			(812,979)	(1,784,245)

Finance income	22		304,344	204,966
Finance costs	22		(519,501)	(371,856)
Other non-operating income	21		1,265,604	835,514
Other non-operating expenses	21		(1,440,237)	(2,229,160)

Loss before income tax			(1,202,769)	(3,344,781)
Income tax benefit	23		(689,507)	(704,888)

Loss for the year			(513,262)	(2,639,893)

Other comprehensive income(loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		148,436	128,640
Related income tax	12, 23		(38,032)	(35,235)

Other comprehensive income for the period, net of income tax			110,404	93,405

Total comprehensive loss for the period		~~W~~	(402,858)	(2,546,488)

Loss per share (In won)
Basic and diluted loss per share	25	~~W~~	(1,434)	(7,378)

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.
Separate Statements of Changes in Equity
For the years ended December 31, 2020 and 2019

(In millions of won)	Share capital		Share premium	Retained earnings	Total equity
Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	9,172,389	13,212,581

Total comprehensive loss for the period
Loss for the year		—	—	(2,639,893)	(2,639,893)
Other comprehensive income(loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	93,405	93,405

Total comprehensive loss for the period	~~W~~	—	—	(2,546,488)	(2,546,488)

Balances at December 31, 2019	~~W~~	1,789,079	2,251,113	6,625,901	10,666,093

Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	6,625,901	10,666,093

Total comprehensive loss for the period
Loss for the year		—	—	(513,262)	(513,262)
Other comprehensive income(loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	110,404	110,404

Total comprehensive loss for the period	~~W~~	—	—	(402,858)	(402,858)

Balances at December 31, 2020		¥1,789,079	2,251,113	6,223,043	10,263,235

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.
Separate Statements of Cash Flows
For the years ended December 31, 2020 and 2019
.

(In millions of won)	Note	2020		2019
Cash flows from operating activities:
Loss for the year		~~W~~	(513,262)	(2,639,893)
Adjustments for:
Income tax benefit	23		(689,507)	(704,888)
Depreciation and amortization	9, 10, 18		2,519,199	2,549,770
Gain on foreign currency translation			(234,185)	(60,963)
Loss on foreign currency translation			175,434	140,683
Expenses related to defined benefit plans	12, 20		158,793	161,056
Gain on disposal of property, plant and equipment			(43,155)	(54,756)
Loss on disposal of property, plant and equipment			58,852	25,851
Impairment loss on property, plant and equipment			11,482	1,140,760
Gain on disposal of intangible assets			—	(552)
Loss on disposal of intangible assets			368	18
Impairment loss on intangible assets			79,593	240,816
Reversal of impairment loss on intangible assets			(1,110)	(960)
Expense on increase of provisions			276,670	366,771
Finance income			(277,087)	(172,260)
Finance costs			458,358	331,475
Other income			(11,000)	(20,432)
Other expenses			—	9,078

		2,482,705		3,951,467
Changes in
Trade accounts and notes receivable			(756,684)	(830,210)
Other accounts receivable			38,701	(66,057)
Inventories			108,177	424,856
Other current assets			56,883	(14,579)
Other non-current assets			(57,421)	(37,761)
Trade accounts and notes payable			2,101,690	(447,803)
Other accounts payable			(1,152,368)	2,115,555
Accrued expenses			(12,299)	(23,461)
Provisions			(246,285)	(240,734)
Advances received			(410,811)	(216,079)
Other current liabilities			(3,958)	8,046
Defined benefit liabilities, net			(108,102)	(63,855)
Long-term advances received			—	63,672
Other non-current liabilities			12,535	7,174

			(429,942)	678,764
Cash generated from operating activities			1,539,501	1,990,338
Income taxes refunded			48,143	25,342
Interests received			9,364	13,481
Interests paid			(285,194)	(236,936)

Net cash provided by operating activities		~~W~~	1,311,814	1,792,225

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019

Cash flows from investing activities:
Dividends received		~~W~~	8,239	18,622
Increase in deposits in banks			(76,852)	(114,257)
Proceeds from withdrawal of deposits in banks			77,257	114,200
Acquisition of financial asset at fair value through profit or loss			(200)	—
Acquisition of financial assets at fair value through other comprehensive income			—	(21)
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	107
Acquisition of investments			(7,241)	(1,224,836)
Proceeds from disposal of investments			194,553	16,738
Acquisition of property, plant and equipment			(1,249,208)	(2,173,535)
Proceeds from disposal of property, plant and equipment			450,239	384,506
Acquisition of intangible assets			(331,423)	(511,661)
Proceeds from disposal of intangible assets			16,705	2,349
Government grants received			—	3,979
Receipt from settlement of derivatives			24,468	21,752
Proceeds from collection of short-term loans			13,720	19,881
Increase in short-term loans			—	(8,725)
Increase in long-term loans			—	(6,465)
Increase in deposits			(566)	(4,949)
Decrease in deposits			1,286	5,244
Proceeds from disposal of other assets			11,000	20,416

Net cash used in investing activities			(868,017)	(3,436,655)

Cash flows from financing activities:	28
Proceeds from short-term borrowings			1,075,095	1,264,915
Repayments of short-term borrowings			(1,070,356)	(928,335)
Proceeds from issuance of bonds			49,949	1,323,251
Proceeds from long-term borrowings			741,166	1,669,148
Repayments of current portion of long-term borrowings and bonds			(1,119,579)	(1,043,649)
Payment guarantee fee received			7,154	5,068
Repayments of lease liabilities			(12,373)	(14,006)

Net cash provided by (used in) financing activities			(328,944)	2,276,392

Net increase in cash and cash equivalents			114,853	631,962
Cash and cash equivalents at January 1			1,105,245	473,283

Cash and cash equivalents at December 31		~~W~~	1,220,098	1,105,245

See accompanying notes to the separate interim financial statements.

Notes to the Separate Financial Statements

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2020, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2020, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2020, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2020, there are 23,525,460 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, Etc., these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 26, 2021, which will be submitted for approval to the shareholders’ meeting to be held on March 23, 2021.

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss(“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Financial instruments (Note 3(e))

•	Intangible assets (Note 3(j), 10)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Provisions (Note 3(l), 13)

•	Inventories (Note 3(d), 7)

•	Property, plant and equipment (Note 9)

•	Intangible assets (Note 10)

•	Employee benefits (Note 12)

•	Deferred tax assets and liabilities (Note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its separate financial statements are as follows and the accounting policies applied in these separate financial statements are the same as those applied in the Company’s separate financial statements as of and for the year ended December 31, 2019.

(a)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the separate statement of comprehensive income (loss).

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

ii)	Financial assets: business model

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Company’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount is presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(ii)	Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2020, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Share Capital

The Company issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore; if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(f)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Land is not depreciated and Depreciation of other items of property, plant and equipment are recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Company depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

3.	Summary of Significant Accounting Policies, Continued

(g)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(h)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i)	Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii)	Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i)	Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Company can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii)	Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(iv)	Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Rights to use electricity, water and gas supply facilities	10
Software	4, (*1)
Customer relationships	7, 10
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Software license and patent royalty are amortized over the useful lives considering the contract period.

(*2)

Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products. Amortization of capitalized development costs are recognized in research and development expenses in the separate statement of comprehensive income (loss).

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment

(i)	Financial assets

Financial instruments and contract assets

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

Credit-impaired financial assets

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the separate statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(k)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Company accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

3.	Summary of Significant Accounting Policies, Continued

(k)	Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured the Company recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the remeasurement in profit or loss.

The Company presents right-of-use assets in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii)	As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

3.	Summary of Significant Accounting Policies, Continued

(k)	Lease, Continued

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

At the commencement date, the Company recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(l)	Provisions

A provision is recognized, as a result of a past event, if the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

3.	Summary of Significant Accounting Policies, Continued

(m)	Employee Benefits

(i)	Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii)	Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii)	Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv)	Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (employee benefits asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (employee benefits asset), taking into account any changes in the net defined benefit liability (employee benefits asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (defined benefit asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

3.	Summary of Significant Accounting Policies, Continued

(m)	Employee Benefits, Continued

(v)	Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

(n)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Company recognizes revenue according to the five-stage revenue recognition model (① Identifying the contract g ② Identifying performance obligations g ③ Determining transaction price g ④ Allocating the transaction price to performance obligations g ⑤ Recognizing revenue for performance obligations).

The Company generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Company includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Company estimates an amount of variable consideration by using the expected value method which the Company expects to better predict the amount of consideration. The Company includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the separate statement of comprehensive income (loss).

(o)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the separate financial statements.

(p)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

3.	Summary of Significant Accounting Policies, Continued

(p)	Finance Income and Finance Costs, Continued

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(q)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

3.	Summary of Significant Accounting Policies, Continued

(r)	Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(s)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition and the identifiable net assets acquired from business combinations are measured at fair value. If the consideration transferred exceeds the fair value of identifiable net asset, the Company recognizes goodwill; if not, then the Company recognizes gain on a bargain purchase. Any goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity instruments in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(t)	New Standards and Amendments Not Yet Adopted

A number of new standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these separate financial statements.

(viii)

Interest Rate Benchmark Reform – Phase 2 (Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instruments: Recognition and Measurement, K-IFRS No. 1107, Financial Instruments: Disclosures, K-IFRS No. 1104, Insurance Contracts and K-IFRS No. 1116, Leases)

The amendments Following accounting is clarified according to market-wide reform of an interest rate:

•	Application of practical expedient to account for a change in the basis

•	Temporary exceptions from applying specific hedge accounting requirements

•	additional disclosures related to interest rate benchmark reform

(ix)	COVID-19-Related Rent Concessions (Amendment to K-IFRS No. 1116, Leases)

A lessee may elect not to assess whether a rent concession that meets the conditions if all of the following conditions are met:

•

any reduction in lease payments affects only payments originally due on or before 30 June 2021 (for example, a rent concession would meet this condition if it results in reduced lease payments on or before 30 June 2021 and increased lease payments that extend beyond 30 June 2021);

•	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; and

•	there is no substantive change to other terms and conditions of the lease

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

(x)	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to K-IFRS No. 1016, Property, Plant and Equipment);

This amendments require an entity to recognize the proceeds from selling items produced in the manner intended by management (such as samples produced when testing whether the asset is functioning properly), and the cost of those items are included in profit or loss and prohibit an entity from deducting from the cost of an items of property, plant and equipment the proceeds from selling items produced before that asset is available for use (proceeds before intended use)

(xi)	Reference to Conceptual Framework (Amendments to K-IFRS No. 1103, Business Combinations);

This amendments replace the reference to the definitions of an asset and a liability in the Conceptual Framework issued in 2007 to 2018 and added an exception to the recognition principle in K-IFRS No. 1103, Business Combinations, that liabilities and contingent liabilities that would be within the scope of K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets, and K-IFRS No. 2121, Levies, apply the recognition criteria specified in that standard.

(xii)	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001, Presentation of Financial Statements)

This amendments clarify that an entity has a right to defer settlement of the liability at the end of the reporting period if it complies with the conditions at that date and classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least 12 months after the reporting period.

(xiii)	K-IFRS No. 1117, Insurance Contracts and amendments to K-IFRS No. 1117, Insurance Contracts

At initial recognition of insurance contact, an entity shall measure a group of insurance contract at the total of the fulfilment cash flows and the contractual service margin, unearned profit the entity will recognize as it provides insurance contract services. Insurance contract liability is adjusted reflecting the time value of money at the end of reporting period.

(xiv)	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS No. 1037, Provisions, Contingent Liabilities and Contingent Assets)

This amendments specify the scope of “the unavoidable costs of meeting the obligations under the contract” is “the costs that relate directly to the contracts” (the incremental costs of fulfilling the contract and an allocation of other costs that relate directly to fulfilling contracts).

The Company is currently assessing the impacts of adoption of above new and amended standards on the Company’s financial position and business performance and management believes that the adoption of the new or amended standards are expected to have no significant impact on the separate statement of financial position of the Company, except for K-IFRS No. 1016, Property, Plant and Equipment.

For the years ended December 31, 2020 and 2019, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)	2020	2019
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~6,417,700	9,057,593
Loss for the year	(513,262)	(2,639,893)

Unappropriated retained earnings carried forward to the following year	~~W~~5,904,438	6,417,700

For the years ended December 31, 2020 and 2019, the date of appropriation is March 23, 2021 and March 20, 2020, respectively.

•	Please refer to the detailed footnotes and final financial statements in the audit report, which will be on the electronic disclosure system (<http://dart.dss.or.kr>) on the first week of March

B.	Agenda 2: Amendment to the Articles of Incorporation

•	Reasons for amending the Articles of Incorporation:

a. To reflect applicable amendments to Article 542-12 of the Commercial Act of Korea relating to the introduction of (i) a separate shareholder approval process for appointing an audit committee member and (ii) a less stringent voting requirement for shareholder approval for appointing an audit committee member in the case of electronic voting by shareholders.

b. To reflect an amendment to Article 165-3 of the Financial Investment Services and Capital Markets Act of Korea relating to acquisition of treasury shares for listed companies, which amendment allows a company to retire its own shares pursuant to a resolution of its board of directors regardless of whether such company is a listed company.

Before Amendment	After Amendment	Purpose of Amendment

Article 27. (Election of Directors)

(1)   (omit)

(2)   A resolution for the election of Directors shall be adopted by the affirmative votes of the majority of the shareholders present; provided, that, such votes shall represent at least one-fourths (1/4) of the total number of issued and outstanding shares.

Article 27. (Election of Directors) (1) (same as current) (2) delete

•  Reflecting the applicable provision of the Commercial Act.

•  Deleting the provision which conflicts with the amended Commercial Act that provides for a less stringent voting requirement for shareholder approval in the case of the adoption of electronic voting for the appointment of an audit committee member (including a director who will serve as an audit committee member)

Article 36-2. (Composition of Audit Committee)

(1), (2) (omit)

(3)   When the shareholders appoint a member of the Audit Committee at a General Meeting of Shareholders, any shareholder who holds more than 3% of the total number of voting shares issued by the Company shall not exercise the voting rights of the shares in excess thereof.

(4)   The Audit Committee shall appoint, by its resolution, a person to represent the committee.

Article 36-2. (Composition of Audit Committee)

(1), (2) (same as current)

(3)   The Company shall appoint the members of the Audit Committee from the Directors of the Company, after having appointed such Directors as Directors of the Company at a General Meeting of Shareholders; provided, however, that, one (1) of the members of the Audit Committee shall be a Director appointed as a Director to be appointed as a member of the Audit Committee, separate from other Directors appointed, at the General Meeting of Shareholders.

(4)   When the shareholders appoint a member of the Audit Committee at a General Meeting of Shareholders, any shareholder who holds more than 3% of the total number of voting shares issued by the Company shall not exercise the voting rights of the shares in excess thereof.

(5)   The Audit Committee shall appoint, by its resolution, a person to represent the committee.

•  Reflecting the applicable provision of the Commercial Act regarding a separate shareholder approval process for an audit committee member.

•  Clause (3) is newly added, while Clauses (4) and (5) have corresponding been re-numbered.

Article 42-2. (Redemption of Shares)

(1)   The Company may redeem the shares of the Company within the limit of profit to be paid to its shareholders as dividends by a resolution of the Board of Directors.

(2)   In the case of the redemption of shares under the provision in Paragraph (1) above, the Board of Directors shall determine the following matters:

Article 42-2. (delete)

•  Reflecting the applicable provisions of the Commercial Act and the Financial Investment Services and Capital Markets Act.

•  Under the current Commercial Act, a stock corporation may retire its own shares within the limit of its distributable income pursuant to a resolution of the board of directors without needing to have a basis to do so under its articles of incorporation.

1.  Class and total number of shares subject to redemption;

2.  Total value of shares to be acquired for redemption; and

3.  Period during which the shares will be acquired. In any case, the period shall end before the date of the first ordinary General Meeting of Shareholders after the relevant resolution of the Board of Directors.

(3)   In the case where the Company acquires treasury shares for redemption under the provision in Paragraph (1) above, the acquisition shall be subject to the following standards:

1.  The Company shall follow the methods under the Article 165-2, Paragraph (2) of the Capital Market Act. If the acquisition is made in accordance with the method under Item 1 of the same provision, the acquisition period and the method thereof shall meet the standards set forth in the Presidential Decree under the Capital Market Act;

2.  The amount of the acquisition for redemption shall not be more than the amount determined by the Presidential Decree under the Capital Market Act within the limit of distributable income under Article 462, Paragraph (1) of the Commercial Code at the end of the relevant fiscal year.

(4)   In the case where the Company redeemed its shares in accordance with the provision in Paragraph (1) above, the Company shall report the matters set forth in Paragraph (2) above and the purpose of the redemption at the first ordinary General Meeting of Shareholders after the relevant resolution of the Board of Directors.

—	These Articles of Incorporation shall be effective from March 23, 2021.

C.	Agenda 3: Appointment of Director

•	The following candidate was proposed to be reappointed as director.

1) Byoungho Lee (Outside Director)

Month/Year of Birth: July 1964

Candidate for Outside Director: Yes

Nominator: Outside Director Nomination Committee

Appointment Term: 3 years

Type of appointment: Reappointed

Main Experience

•	President, Optical Society of Korea;

•	President, The Korean Information Display Society

Present position: Professor, Department of Electrical and computer engineering, Seoul National University

Business Transaction with LG Display during the last 3 years: None

Reasons for Board of Directors’ nomination of candidate : Ever since his initial appointment, Mr. Byungho Lee has diligently served his duties as a director of the Company, including by actively and responsibly participating in the Outside Director Nomination Committee. As a leading industrial technology expert in Korea, he is expected to make positive contributions to the Company’s management decision-making and development through his comprehensive understanding of, and interest in, the Company’s business lines.

D.	Agenda 4: Appointment of Audit Committee Member

•	The following candidate was proposed to be newly appointed as Audit Committee Member.

1) Doocheol Moon (Outside Director / Audit Committee Member)

Month/Year of Birth: November 1967

Candidate for Outside Director: Yes

Nominator: Outside Director Nomination Committee

Appointment Term: 3 years

Type of Appointment: Newly Appointed

Main Experience:

•	Vice-president, The Korean Association for Government Accounting;

•	Member of Evaluation Committee, Korea Commission for Corporate Partnership;

•	Member of Evaluation Committee for Collaborative Profit Sharing Scheme, Large and Small Business, Agriculture and Fishery Cooperation Foundation

Present position: Professor, School of Business, Yonsei University

Business Transaction with LG Display during the last 3 years: None

Reasons for Board of Directors’ nomination of candidate: Mr. Doocheol Moon is an expert in the research fields of accounting and auditing, corporate governance, business ethics, corporate social responsibility and public institutions, and he is expected to make positive contributions in relation to ESG (Environmental, Social and Governance) matters, which have become a key area of focus for business management. As an expert in accounting and finance matters with a wide array of experience, he is expected to make positive contributions to the Company’s development by advising on the Company’s business generally as well as by utilizing his expertise in financial accounting.

E.	Agenda 5: Approval of Remuneration Limit for Directors

•	Remuneration limit for directors in 2021 is for all 7 directors including 4 outside directors.

The remuneration limit in 2021 is same as that of 2020.

Category	FY2020	FY2021
Number of Directors (Number of Outside Directors)	7 (4)	7 (4)
Total Amount of Remuneration Limit	KRW 4.5 billion	KRW 4.5 billion

IV.	Matters Relating to the Solicitor of Proxy

1.	Matters Relating to the Solicitor of Proxy

A.	Name of Solicitor: LG Display Co., Ltd.

B.	Number of LG Display Shares Held by Solicitor: None

C.	The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LGD	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (common stock)	37.90%
Hoyoung Jeong	Director	10,000 (Common stock)	0.00%
Dong Hee Suh	Director	9,000 (Common stock)	0.00%
Total	—	135,644,000 (common stock)	37.91%

2.	Matters Relating to the Proxy

Name of Agents for the Proxy	Gwang Soo Kim	Yunjoo Lee	Jinjoo Kim
Number of Shares Held by Agents as of 2020 End.	—	—	—
Relationship with LGD	Employee	Employee	Employee

3.	Criteria for Shareholders Whom Proxy is Asked to

•	All shareholders holding shares of LGD common stock

4.	Others

•	The Period of Proxy Instruction: From Mar. 3, 2021 to Mar. 22, 2021 (Prior to the AGM day)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 25, 2021	By: /s/ Daniel Lee
(Signature)
Name: Daniel Lee
Title: Head of IR